UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING Commission File Number: 001-35385

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Sterling Bancorp
Full Name of Registrant

N/A
Former Name if Applicable

400 Rella Boulevard
Address of Principal Executive Office (Street and Number)

Montebello, New York 10901
City, State and Zip Code

 PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, on October 31, 2013, Sterling Bancorp (previously Provident New York Bancorp, “Registrant”) completed its merger (the “Merger”) with legacy Sterling Bancorp (“Legacy Sterling”) pursuant to that certain Agreement and Plan of Merger, dated as of April 3, 2013. The Merger created a large, diversified full service commercial bank with $6.7 billion in total assets serving the greater New York metropolitan region. Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2013 (the “Report”) will be the first quarterly filing by the Registrant reflecting results of the combined entity post-Merger. As a result of the Merger, Registrant is in the process of integrating the financial reports of Legacy Sterling within its own financial reports. Accordingly, Registrant was unable, without unreasonable effort or expense, to complete the Report and related financial disclosure as it relates to the combined entity within the prescribed time period. Registrant intends to file the Report as soon as practicable following the filing of this Form 12b-25, and no later than the fifth calendar day following the prescribed due date.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Luis Massiani	(845)	369-8040
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant anticipates that its results of operations in the Report will be significantly different from the corresponding period in the last fiscal year because the Report will reflect the results of operations of the combined entity post-Merger, whereas Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2012 are only those of former Provident New York Bancorp. For example, as reported in Registrant’s earnings release issued February 4, 2014, Registrant’s net interest income was $45.9 million for the quarter ended December 31, 2013, an increase of approximately $18.0 million compared to the quarter ended December 31, 2012. Registrant’s non-interest income was $9.1 million for the quarter ended December 31, 2013, an increase of approximately $1.5 million compared to the quarter ended December 31, 2012. Registrant’s non-interest expense increased $50.4 million to $73.0 million from the first quarter of fiscal 2013. In addition, net loss for the quarter, including a number of merger-related expenses and other charges, was ($14.0 million), or ($0.20) per diluted share, compared to net income of $7.0 million, or $0.16 per diluted share, for the quarter ended December 31, 2012.

Sterling Bancorp
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 10, 2014	By	/s/ Luis Massiani
Luis Massiani Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).